Exhibit 99.1

LightInTheBox Holding Co., Ltd. Reports Second Quarter 2014 Financial Results

Conference Call to be Held at 8:00AM Eastern Time on August 20, 2014

Beijing, China, August 20, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•                  Net revenues were $89.8 million, an increase of 24.3% year-over-year;

•                  Total number of orders grew 52.4% to over 2.2 million;

•                  Mobile orders increased to 28.2% of the total orders, compared with 16.8% in the same quarter of 2013;

•                  Revenues from repeat customers reached 40.4% of total net revenues, compared with 32.5% in the same quarter of 2013;

•                  Selling and marketing expenses as percentage of total net revenues improved sequentially to 27.7% from 31.8%. Selling and marketing expenses per order improved to $11.4 from $13.7 in the same quarter of 2013;

•                  The Company repurchased $2.6 million of its ADSs, under its current share repurchase program

“We are pleased to report that the Company has re-accelerated its revenue growth as we increasingly benefit from the strategic plan that we have been implementing over the past few quarters,” commented Mr. Alan Guo, Chairman and CEO of LightInTheBox. “Revenues for the second quarter were $89.8 million, which is above our previously-raised guidance range. The strong performance was primarily driven by fast growth in our ready-to-wear apparel business, a solid recovery in wedding apparel sales, as well as increased contribution from our mobile channels and repeat customers. As a global online retail company, we continue to make good progress on growing our customer base, increasing customer satisfaction, and enhancing platform capabilities, including global fulfillment infrastructure and logistics optimization.”

Second Quarter 2014 Financial Results

Net revenues increased 24.3% year-over-year to $89.8 million. The increase was primarily driven by strong performance from the apparel category and the increasing contribution of the Company’s mobile commerce business and repeat customer orders. Total orders grew 52.4% year-over-year to 2.2 million, and the total number of customers who made a purchase in the quarter increased 44.2% to 1.7 million. Revenues from repeat customers accounted for 40.4% of total net revenues, compared with 32.5% in the same quarter of 2013, while mobile orders increased to 28.2% of total orders, compared with 16.8% for the corresponding period of 2013.

Revenues in the apparel category rose 43.5% year-over-year to $35.4 million, reflecting the Company’s initial success at re-igniting growth in this category. The strong performance was largely attributable to the robust growth in ready-to-wear apparel, while the Company’s customized wedding business enjoyed another quarter of solid recovery. As a percentage of total net revenues, apparel revenues were 39.5%, compared with 34.2% in the same quarter of 2013. Revenues generated from electronics and other general merchandise increased by 14.3% to $54.4 million.

Geographically, revenues from Europe increased 25.7% to $55.4 million, representing 61.7% of total net revenues. Revenues from North America increased by 40.0% to $20.0 million, representing 22.3% of total net revenues in the quarter while revenues from other countries increased by 3.7%  to $14.4 million, representing 16.0% of total net revenues this quarter.

Gross profit was $35.5 million, representing an increase of 6.8% from $33.2 million year over year. Gross margin was 39.5%, a decrease from 46.0% in the same quarter of 2013. These changes were largely due to shifts in product mix and pricing strategy as the Company continued to expand market share and grow the customer base.

Total operating expenses were $41.8 million, compared with $32.2 million in the same quarter of 2013.

•                  Fulfillment expenses were $5.5 million, compared with $3.7 million in the same quarter of 2013, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses increased to 6.1% from 5.2% in the same quarter of 2013, primarily based on smaller average order size. Fulfillment expenses per order improved to $2.5 from $2.6 in the same quarter of 2013.

•                  Selling and marketing expenses were $24.8 million, compared with $19.6 million in the same quarter of 2013, reflecting the Company’s efforts to grow its customer base and market share. As a percentage of total net revenues, selling and marketing expenses were 27.7%, an improvement from 31.8% in the previous quarter, and remained stable compared with 27.1% in the same quarter of 2013. The sequential improvement demonstrates the Company’s commitment to optimize online marketing efforts and diversify traffic acquisition channels. Selling and marketing expenses per order improved to $11.4 from $13.7 in the same quarter 2013.

•                  General and administrative expenses were $11.5 million, compared with $8.8 million in the same quarter of 2013, reflecting the growth of the Company’s business operations and the Company’s commitment to future growth.  This includes $3.7 million in technology investments compared with $2.4 million in the same quarter of 2013. As a percentage of total net revenues, general and administrative expenses were 12.9%, down sequentially from 14.0% in the previous quarter and remained flat compared to 12.2% in the same quarter of 2013.

Loss from operations was $6.3 million, compared with an operating income of $1.1 million in the same quarter of 2013. Operating losses in the second quarter of 2014 narrowed by $2.3 million, from the previous quarter.

Adjusted loss from operations (non-GAAP), which excludes the impact of share-based compensation expense of $0.1 million, was $6.2 million, which compares with an adjusted income from operations (non-GAAP) of $3.9 million in the second quarter of 2013.

Net loss attributable to ordinary shareholders was $5.7 million in the second quarter of 2014, compared with a net loss of $ 0.04 million in the same quarter of 2013.

Adjusted net loss attributable to ordinary shareholders (non-GAAP), which excludes the impact of share-based compensation expense, was $5.6 million, compared with adjusted net income (non-GAAP) of $2.8 million in the second quarter of 2013.

Net loss per ADS was $0.11, compared with net loss per ADS of $0.00 in the second quarter of 2013. Each ADS represents two ordinary shares.

For the quarter ended June 30, 2014, the Company’s weighted average number of ADS used in computing loss per ADS was 49,687,565.

Cash flows from operations were negative $0.5 million as operating losses were partially offset by cash generated from working capital.

As of June 30, 2014, the Company had cash and cash equivalents, term deposit and restricted cash of $95.8 million, equivalent to approximately $1.93 per ADS. This compares with $99.7 million as of March 31, 2014.

Share Repurchase Program

On December 16, 2013, the Company announced a $20 million share repurchase program.  As of June 30, 2014, the Company had repurchased a total of $2.6 million of its ADSs.

Business Outlook

For the third quarter of 2014, the Company expects net revenues to be between $92 million and $94 million, representing a year-over-year growth rate of approximately 35% to 38%.  These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Wednesday August 20, 2014 to discuss its financial results and operating performance for the second quarter of 2014. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong: 800-930-346

China: 400-620-8038

International: 65-6723-9381

Passcode: 84159360

A telephone replay will be available two hours after the conclusion of the conference call through 11:59 p.m., Eastern Time on August 28, 2014. The dial-in details are:

US: 1-646-254-3697

Hong Kong: 852-3051-2780

International: 61-2-8199-0299

Passcode: 84159360

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About  LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.

Margaret Shi, Investor Relations

Tel: +86(10) 5692 0099 ext 8124

Email: ir@lightinthebox.com

OR

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income/(loss), non-GAAP net income/(loss) per basic and diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per basic and diluted ADS is non-GAAP net income/(loss) divided by weighted average number of basic and diluted ADS, respectively. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues. Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool.

One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of June 30,
	2013	2014
ASSETS
Current Assets
Cash and cash equivalents	23,745	18,607
Term deposit	79,958	75,763
Restricted cash	1,360	1,417
Accounts receivable	259	287
Inventories, net	7,081	6,357
Prepaid expenses and other current assets	8,890	9,777
Total current assets	121,293	112,208
Property and equipment, net	3,002	3,700
Acquired intangible assets, net	266	258
Goodwill	690	690
Long-term deposit	640	694
TOTAL ASSETS	125,891	117,550

LIABILTIES
Current Liabilities
Accounts payable	18,677	17,862
Advance from customers	10,263	14,430
Accrued expenses and other current liabilities	15,560	19,694
Total current liabilities	44,500	51,986
TOTAL LIABILITIES	44,500	51,986

EQUITY
Ordinary shares	7	7
Treasury shares, at cost	—	(2,642)
Additional paid-in capital	153,124	154,833
Accumulated deficit	(71,621)	(86,522)
Accumulated other comprehensive loss	(119)	(112)
TOTAL EQUITY	81,391	65,564
TOTAL LIABILITIES AND EQUITY	125,891	117,550

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	June 30, 2013	June 30, 2014
Net revenues	72,223	89,771
Cost of goods sold	(38,991)	(54,275)
Gross profit	33,232	35,496
Operating expenses
Fulfillment	(3,745)	(5,475)
Selling and marketing	(19,604)	(24,835)
General and administrative	(8,822)	(11,543)
Total operating expenses	(32,171)	(41,853)
Income (loss) from operations	1,061	(6,357)
Exchange gain on offshore bank accounts	—	46
Interest (expense) income	(395)	654
Income (loss) before income taxes	666	(5,657)
Income taxes expenses	(18)	(19)
Net income (loss)	648	(5,676)
Accretion for Series C convertible redeemable preferred shares	(683)	—
Net loss attributable to ordinary shareholders	(35)	(5,676)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	50,450,976	99,375,130
—Diluted	52,126,412	99,375,130

Net loss per ordinary share
—Basic	(0.00)	(0.06)
—Diluted	(0.00)	(0.06)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.00)	(0.11)
—Diluted	(0.00)	(0.11)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	June 30,	June 30,
	2013	2014
Income (loss) from operations	1,061	(6,357)
Share-based compensation expenses	2,824	120
Non-GAAP income (loss) from operations	3,885	(6,237)

Net income (loss)	648	(5,676)
Share-based compensation expenses	2,824	120
Non-GAAP net income (loss)	3,472	(5,556)

Net loss attributable to ordinary shareholders	(35)	(5,676)
Share-based compensation expenses	2,824	120
Non-GAAP net income (loss) attributable to ordinary shareholders	2,789	(5,556)

Non-GAAP weighted average numbers of shares used in calculating net income (loss) per ordinary share
—Basic	50,450,976	99,375,130
—Diluted	52,126,412	99,375,130

Non-GAAP net income (loss) per ordinary share
—Basic	0.06	(0.06)
—Diluted	0.05	(0.06)

Non-GAAP net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.11	(0.11)
—Diluted	0.10	(0.11)

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	June 30,	June 30,
	2013	2014
Net income (loss)	648	(5,676)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	306	481
Share-based compensation	2,824	120
Exchange gain on offshore bank accounts	—	(46)
Amortization of debt discount	220	—
Interest on convertible notes	176	—
Changes in operating assets and liabilities
Accounts receivable	89	583
Inventories, net	1,342	645
Prepaid expenses and other current assets	(1,194)	27
Accounts payable	1,080	189
Advance from customers	(3,630)	476
Accrued expense and other current liabilities	2,628	2,723
Long-term deposit	20	17
Net cash provided by (used in) operating activities	4,509	(461)
Cash flows from investing activities
Purchase of property and equipment	(1,294)	(896)
Maturity of term deposit	—	3,612
Deposit in restricted cash	200	(40)
Net cash (used in) provided by investing activities	(1,094)	2,676
Cash flows from financing activity
Cash proceeds from initial public offering	75,030	—
Proceeds from exercise of share options	6	72
Repurchase of ordinary shares	—	(2,642)
Payment of professional fees related to initial public offering	(1,764)	—
Net cash provided by (used in) financing activities	73,272	(2,570)
Effect of exchange rate changes on cash and cash equivalents	20	(32)
Cash and cash equivalents at beginning of period	25,949	18,994
Cash and cash equivalents at end of period	102,656	18,607